Exhibit 99.4

KINROSS GOLD CORPORATION
Reconciliation to Generally Accepted
Accounting Principles in the United States

US GAAP NOTE

Year End

December 31, 2007

AUDITORS’ REPORT ON THE RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

To the Board of Directors of Kinross Gold Corporation

On March 27, 2008, we have reported on the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, cash flows, common shareholders’ equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2007 which are included in the annual report on the Form 40-F.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to Generally Accepted Accounting Principles in the United States” included in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2008

The 2007 audited consolidated financial statements of Kinross Gold Corporation (“Kinross”, or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”), which in some respects, differ from United States generally accepted accounting principles (“US GAAP”).  The effects of these differences on the Company’s consolidated financial statements for the year ended December 31, 2007 are provided in the following CDN to US GAAP reconciliation which should be read in conjunction with Kinross’ audited consolidated financial statements prepared in accordance with CDN GAAP.

Kinross Gold Corporation
Reconciliation of Net Earnings
(expressed in millions of United States dollars, except share and per share amounts)

	Years ended December 31,
	2007	2006	2005
Net earnings under CDN GAAP	$334.0	$165.8	$(216.0)
Adjustments for:
Capitalized stripping costs (a)	(18.6)	(48.2)	—
Impairment & related amortization (c)	—	—	24.4
Derivative instruments (g)	—	—	4.7
Net earnings under US GAAP	315.4	117.6	(186.9)

Other Comprehensive Income
Adjustment for:
Other comprehensive income (CDN GAAP Note 6)	(116.8)	—	—
Change in unrealized gains on marketable securities and long term investments (f)	—	13.4	0.9
Derivative instruments (g)	13.6	—	—
Adjustment to OCI from adoption of FAS 158 (i)	(1.5)	—	—
Change in funded status of the minimum pension liability (i)	—	0.9	(1.1)
Comprehensive Income	$210.7	$131.9	$(187.1)

EPS under US GAAP before comprehensive income adjustments
Basic earnings per Share(1)	$0.57	$0.33	$(0.54)
Diluted earnings per Share(1)	$0.56	$0.33	$(0.54)

(1) The weighted average number of common shares outstanding is the same under US and CDN GAAP.

Kinross Gold Corporation
US GAAP Balance Sheet
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31,
	2007
	CDN GAAP	US GAAP Adjustments	US GAAP

Current assets (a)	$933.7	$(1.5)	$932.20
Property, plant and equipment (a)(g)	3,476.3	(55.9)	3,420.4
Other non-current assets (a)(f)(i)	2,319.3	10.4	2,329.7
	$6,729.3	$(47.0)	$6,682.3

Current liabilities (i)	$407.4	$0.7	$408.1
Other non-current liabilities (i)	1,460.0	7.5	1,467.5
Non-controlling interest	14.0	—	14.0
Convertible preferred shares of subsidiary company	10.1	—	10.1
Common shareholders’ equity (a)(b)(d)(f)(g)(h)(i)(k)	4,837.8	(55.2)	4,782.6
	$6,729.3	$(47.0)	$6,682.3

Kinross Gold Corporation
US GAAP Balance Sheet
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31,
	2006
	CDN GAAP	US GAAP Adjustments	US GAAP

Current assets (a)	$293.0	$(1.5)	$291.5
Property, plant and equipment (a)(g)	1,331.0	(52.0)	1,279.0
Other non-current assets (a)(e)(f)(i)	429.5	23.8	453.3
	$2,053.5	$(29.7)	$2,023.8

Current liabilities (i)	$207.7	$—	$207.7
Other non-current liabilities (i)	362.9	3.2	366.1
Non-controlling interest	14.9	—	14.9
Convertible preferred shares of subsidiary company	1,468.0	(32.9)	1,435.1
Common shareholders’ equity (a)(b)(d)(e)(f)(g)(h)(i)(k)	$2,053.5	$(29.7)	$2,023.8

Kinross Gold Corporation
Reconciliation of Shareholder’s Equity
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31,
	2007	2006
Shareholder’s Equity under CDN GAAP	$4,837.8	$1,468.0
Adjustments for:
Capitalized stripping costs (a)	(67.9)	(49.3)
Gains on marketable securities and long term investments (e)	—	19.9
Minimum pension liability (i)	—	(3.5)
Restatement to equity account for Echo Bay & Goodwill Impairment (f)	0.6	0.6
Effect from adoption of FAS 158 (i)	(1.5)	(0.6)
Derivative instruments (g)	13.6	—
Shareholder’s Equity under US GAAP	$4,782.6	$1,435.1

Cash Flow Statement

The consolidated cash flow statement prepared in accordance with CDN GAAP presents substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs are different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $42.7 million in 2007 (2006 - $55.3 million, 2005 - $ nil) were capitalized and treated as an investing activity but under US GAAP capitalized stripping costs are expensed and shown in the operating section  of the cash flow statement.

Also, in 2005 due to differences in accounting treatment between CDN GAAP and US GAAP, there was a reversal of impairment for $21.1 million and related amortization of $3.3 million. Under both CDN GAAP and US GAAP this item was classified within the operating section of the cash flow statements. For details of this transaction, see note (c).

Notes to the US GAAP Reconciliation

(a)          On January 1, 2006, Kinross adopted the Emerging Issues Task Force (“EITF 04-06”), “Accounting for Stripping Costs Incurred During Production in the Mining Industry”, which differs from the Canadian Guidance Emerging Issues committee EIC -160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). Under EITF 04-6, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. The Company has adjusted for this difference prospectively from January 1, 2006, with the cumulative effect of the change in accounting policy being recorded to the opening balance of retained earnings as at January 1, 2006. The EITF 04-6 adjustments in 2007 related to activities at Fort Knox and Round Mountain.  The opening retained earnings adjustment is $1.1 million.  For the year ended December 31, 2007, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $18.6 million, net of taxes (2006 - $48.2 million, 2005 - $ nil).

(b)         In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD $200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD $195.6 million) and accrued interest of $2.0 million (CAD $2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA Handbook Section 3860, “Financial Instruments – Disclosure and Presentation” (“Section 3860”), which was retroactively applied to the accounting for the Company’s convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, the accumulated deficit would decrease by $32.0 million along with a decrease to contributed surplus for the same amount.

(c)   The United States and Canadian standards for asset impairment testing are substantially the same, however the United States Standards were implemented earlier than the Canadian Standards. This resulted in early recognition of an impairment charge under US GAAP, for a Property, Plant and Equipment (“PPE”) item at Fort Knox mine for $60.5 million and corresponding amount was recorded as an adjustment to the accumulated deficit. For the period ending 2005, the depreciation charge of $3.3 million taken under CDN GAAP was reversed on the US GAAP reconciliation as these assets were already written off for US GAAP purposes in the prior periods. Also as of December 31, 2005 the carrying value of these assets was $21.1 million under CDN GAAP, for which an adjustment is made on the US GAAP reconciliation for the rationale noted below.

During 2005, for CDN GAAP purposes, the Company recorded an impairment charge to PPE totaling $171.9 million, of which $141.8 million related to Fort Knox. Due to the mine’s carrying value under US GAAP being $21.1 million lower, the impairment charge recorded in 2005 would have been decreased by $21.1 million. After the impairment charge, the carrying values for the assets are the same under CDN and US GAAP.

(d)         CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

(e)          Prior to the introduction of CICA HB section 3855 “Financial instruments”, on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there is no longer a difference resulting from the two standards.  As at December 31, 2006, $19.9 million was included as a component of Accumulated other comprehensive income (loss) (“AOCI”).

(f)            Echo Bay Mines Ltd (“Echo Bay”) transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay.  Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting.  The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged.  This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other comprehensive income (“OCI”), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2007 and December 31, 2006, the additional goodwill remained at $0.6 million under US GAAP.

(g)         Effective January 1, 2007, the Company adopted CICA HB Section 3865 “Hedges”, which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining.  Under CDN GAAP, hedge gains may be netted against capital, if that was the hedged risk, whereas with US GAAP hedge gains are recorded in OCI. The application of SFAS 133 “Accounting for Derivatives and Hedging Activities” (“SFAS 133”) would have resulted in an increase to OCI of $13.6 million, an increase of $7.0 million in the deferred income tax liability and a corresponding $20.6 million increase in PPE.

At December 31, 2006, the application of SFAS 133 did not result in any differences between CDN GAAP and US GAAP.  However, for the year ended December 31, 2005, the application of SFAS 133 would have resulted in an increase to revenue and a resultant decrease in the loss under US GAAP of $4.7 million.

(h)         Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital.  Qualifying expenditures were made in 2002.  For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made.  As at December 31, 2007, and 2006, the application of US GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

(i)             In September 2006, Financial Accounting Standards Board (“FASB”) issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“SFAS 158”) which amended FASB statements No. 87, 88, 106 and 132 (R).  For the Company’s US GAAP financial statements, SFAS 158 became effective as of December 31, 2006. Retrospective application of SFAS 158 is not permitted.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through OCI, in the year in which the changes occur. Upon the initial adoption of SFAS 158, the initial adjustment is recorded through AOCI.

As at December 31, 2007, under SFAS 158, an additional pension liability of $1.2 million (2006 - $0.3 million) would be recorded, (net of a long-term pension asset of $0.8 million (2006 - $0.9 million). The corresponding adjustment would be a decrease to OCI of $1.5 million, net of taxes. Upon the adoption of SFAS 158 in 2006, there was an adjustment to AOCI of $0.6 million. None of the additional liability relates to unrecognized prior service cost.

(j)             The Company has adopted SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment to SFAS No. 123” (“SFAS 148”), which is similar to the new amended Canadian accounting standard, CICA HB Section 3870, which was adopted in 2004. Accordingly, there is no CDN and US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus.  Under US GAAP, this adjustment would be reversed.

(k)          In February 2007, the Securities Exchange and Commission (“SEC”) provided an interpretation of the US accounting rules contained in SFAS 133, which determines the U.S. accounting rules for the Company’s share purchase warrants and redeemable retractable preferred shares. The interpretation states that under US GAAP when a company has instruments outstanding with an exercise price denominated in a functional currency other than the company’s functional currency, those instruments must be fair valued with the resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the Company’s share purchase warrants and redeemable retractable preferred shares increase (decrease).

Following the issuance of this interpretation by the SEC discussions were initiated by the FASB concerning the application and adoption of this interpretation of SFAS 133 that have yet to be concluded and, as a result, the Company has not changed the treatment of its share purchase warrants and redeemable retractable preferred shares.  All the redeemable retractable preferred shares have been redeemed as at year end.  However, if the Company were to fair value its share purchase warrants for the twelve months ended December 31, 2007, Other income (expense) - net, would be increased by $3.1 million (net), with a corresponding increase in to common share capital and common share purchase warrants of $3.1 million.

If the Company were to fair value its share purchase warrants and redeemable retractable preferred shares for the twelve months ended December 31, 2006, earnings would be reduced by $19.6 million. Also, as at December 31, 2006, the accumulated deficit would be increased by $24.6 million, common shares would be increased by $5.5 million and current liabilities would be increased by $19.1 million.

(l)             In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings.

Effective January 1, 2007, the Company adopted the provisions of FIN 48.  On the adoption of FIN 48, the Company did not recognize any cumulative effect of change in accounting principle and there was no impact on the current year.

Other Information

(a)          The terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)         Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures as listed in Note 7 to the consolidated financial statements. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note.  Each of the joint ventures listed qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

Recent accounting pronouncements

i.      In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007.   FASB Staff Position 157-2 (“FSP 157-2”) delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2009.  The Company is currently evaluating the impact that the adoption of this statement will have on its financial statements.

ii.     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS 159 to fiscal years preceding the date of adoption.  The Company currently evaluating the impact that SFAS 159 may have on its financial position, results of operations and cash flows.

iii.    In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

iv.    In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. The IPR&D is evaluated for impairment and if no alternative future use exists, the asset is expensed. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008.